

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2011

<u>Via E-Mail</u>
Timothy Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, Texas 77060

> **Re:** **Data Call Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 8, 2011**
> **File No. 333-131948**

Dear Mr. Vance:

We note that you are subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 and, as such, are not subject to the proxy rules. Note, however, that proxy materials sent to your security holders, if any, should be furnished as supplemental information with your annual report on Form 10-K, as indicated by the Form. Public disclosure of any proxy or information statement may also be filed pursuant to Item 5.07 of Form 8-K. Based on the foregoing, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        James Ammons